UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41674

Shengfeng Development Limited

Shengfeng Building, No. 478 Fuxin East Road

Jin’an District, Fuzhou City

Fujian Province, People’s Republic of China, 350001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Results of Shengfeng Development Limited’s 2026 Extraordinary General Meeting

The 2026 extraordinary general meeting of shareholders (the “Meeting”) of Shengfeng Development Limited (the “Company”) was held at Shengfeng Building, No. 478 Fuxin East Road, Jin’an District, Fuzhou City, Fujian Province, People’s Republic of China, on August 25, 2026, at 10:00 a.m., Beijing Time (August 24, 2026, at 10:00 p.m., Eastern Time), pursuant to notice duly given.

At the close of business on July 28, 2026, the record date for the determination of shareholders entitled to vote at the Meeting, there were 40,617,513 Class A ordinary shares outstanding, each share being entitled to one vote, and 41,880,000 Class B ordinary shares outstanding, each share being entitled to 10 votes, constituting all of the outstanding voting securities of the Company. At the Meeting, the holders of 500,000 Class A ordinary shares and 41,880,000 Class B ordinary shares of the Company carrying the right to vote were represented in person or by proxy, constituting a quorum.

At the Meeting, the shareholders of the Company passed the following resolutions:

1 Share Consolidation

“It is resolved, as an ordinary resolution with effect from September 4, 2026 or such later date as the Share Consolidation (as defined below) is accepted by The Nasdaq Capital Market LLC, that

(a)	the authorised, issued, and outstanding shares of the Company (collectively, the “Shares”) be consolidated and divided by consolidating:

(i)	every 15 Class A Ordinary Shares with a par value of US$0.0001 each into one Class A Ordinary Share with a par value of US$0.0015 each; and

(ii)	every 15 Class B Ordinary Shares with a par value of US$0.0001 each into one Class B ordinary Share with a par value of US$0.0015 each,with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Share Consolidation”);

(b)	as a result of the Share Consolidation, the authorised share capital of the Company be amended from US$50,000 divided into 400,000,000 Class A Ordinary Shares of US$0.0001 each and 100,000,000 Class B Ordinary Shares of US$0.0001 each to US$50,000 divided into 26,666,666.6666667 Class A Ordinary Shares of US$0.0015 each and 6,666,666.66666667 Class B Ordinary Shares of US$0.0015 each; and

(c)	no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share.”

2 Adoption of Amended and Restated Memorandum of Association

“It is resolved as a special resolution that, subject to and immediately following the Share Consolidation being effected, the Company adopt an amended and restated memorandum of association, in the form attached to the notice of meeting and proxy statement delivered to shareholders and dated 28 July 2026, in substitution for, and to the exclusion of, the Company’s then existing memorandum of association, to reflect the Share Consolidation and update the reference to the Company’s registered office in the Cayman Islands.”

3 Adoption of Amended and Restated Articles of Association

“It is resolved, as a special resolution, that with immediate effect, the Company adopt amended and restated articles of association, in the form attached to the notice of meeting and proxy statement delivered to shareholders and dated 28 July 2026, in substitution for, and to the exclusion of, the Company’s existing articles of association.”

The results of the votes at the Meeting for the resolutions were as follows:

	Resolution	For	Against	Abstain
1	Resolution One	419,333,835	82,117	221
2	Resolution Two	419,333,835	82,117	221
3	Resolution Three	419,311,482	104,470	221

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 25, 2026

Shengfeng Development Limited

By:	/s/ Yongxu Liu
Name:	Yongxu Liu
Title:	Chief Executive Officer, President, Director, and Chairman (Principal Executive Officer)

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